FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue See Instruction 1(b). [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB APRIVAL
OMB Number: 3235-0362 Expires: December 31, 2001 Estimated average burden hours per response. . . . 1.0
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Name and Address of Reporting Person* Danforth, R. Jacqueline 1530 - 9th Avenue S.E. Calgary, AB T2G 0T7	2. Issuer Name and Ticker or Trading Symbol Capital Reserve Corporation CRCWA	4. Statement for (Month/Year)

6.  Relationship of Reporting Person to Issuer
  (Check all appropriate)

X Director ______10% Owner
X Officer (Give title below)
Other (Specify below)

Jacqueline R. Danforth is the President and Treasurer of Capital Reserve Corporation.

	3. Social Security Number	If Amendment, Date of Original (Month/Year) November, 2001

TABLE I - Non Derivative Securities Acquired, Disposed of or Beneficially Owned.

1. Title of Security (Instr.3)	2. Transaction Date (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock		11/29/01	P	46,6667	A	$0.75
						310,167**		1,000 (D) 309,167	These shares are owned by Argonaut Management Group Inc. of which Ms. Danforth is the sole owner.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4 (b)(v).	(Over) SEC 2270 (3/91)

TABLE II - Derivative Securities Acquired, Disposed of or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)	2.Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year	4.Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Securities (Instr. 5)	9. Number of Derivative Underlying Securities Benefically Owned at End of Year (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exerciable	Expiration Date	Title	Amount or Number of Shares
Warrants	$1.50	11/29/01	P	46,667		11/29/01	11/29/01	Common Stock	46,667	N/A*		I	These shares are owned by Argonaut Management Group Inc. of which Ms. Danforth is the sole owner.
Warrants											246,667	46,667(I) 200,000 (D)	These shares are owned by Argonaut Management Group Inc. of which Ms. Danforth is the sole owner.

Explanation of Responses:

* The warrants were included with the purchase of shares reported in Table I.

** This amendment is being filed to connect only the amount of securities reported in columns 5&6 of Table I as the result of an amendment to the reporting person's October 2001 Form 4.
/s/ Jacqueline R. Danforth February 14, 2002
Signature of Reporting Person Date

**  Intentional missstatements or omissions of facts constitute Federal Criminal Violations
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).